

June 12, 2023

Gary Jacob, Ph.D.
Chief Executive Officer and Director
OKYO Pharma Ltd
420 Lexington Avenue, Suite 1405
New York, NY 10170

> **Re: OKYO Pharma Ltd**
> **Registration Statement on Form F-3**
> **Filed June 8, 2023**
> **File No. 333-272516**

Dear Gary Jacob:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Daniel Crawford at 202-551-7767 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jeffrey Fessler, Esq.